=======================================================================

                    SECURITIES AND EXCHANGE COMMISSION


                          Washington, D.C.  20549

                          ------------------------

                                 FORM 11-K



               [ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the Fiscal Year Ended March 31, 1999
                                     OR
               [  ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934



            DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES OF
                            TEXAS UTILITIES COMPANY

                           Commission File No. 1-12833

                              ------------------------

                              TEXAS UTILITIES COMPANY
                           (Doing Business as TXU Corp)

                 Energy Plaza, 1601 Bryan, Dallas, Texas 75201-3411


           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                 TABLE OF CONTENTS


FINANCIAL STATEMENTS                                                    Page
                                                                        ----
  The following financial statements are furnished for the Plan:

         Statement of Financial Condition at March 31, 1999..............   3

         Statement of Income and Changes in Plan Equity for the
            year ended March 31, 1999.....................................  4

         Notes to Financial Statements....................................  5

         Schedules I, II and III have been omitted because the required information is shown in the financial statements, notes or the information is not applicable to this Plan.


INDEPENDENT AUDITORS' REPORT..............................................  7

PLAN ADMINISTRATOR'S SIGNATURE............................................  8

EXHIBIT

  The following exhibit is filed herewith:

         Independent Auditors' Consent....................................  9

                 DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES OF
                                TEXAS UTILITIES COMPANY

                            STATEMENT OF FINANCIAL CONDITION


                                                                March 31, 1999
                                                                --------------
     ASSETS AND PLAN EQUITY

Investment in Securities of Participating Employers --
  Common stock of TXU, at fair value as determined by
  quoted market prices (Historical cost: 1999 -- $100,037 (Note 3)...  $103,974

Dividends receivable.................................................     1,424

Cash and cash equivalents............................................        56
                                                                       --------
  Total Assets and Plan Equity.......................................  $105,454
                                                                       ========





                     See accompanying Notes to Financial Statements.

                                            3

                 DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES OF
                                  TEXAS UTILITIES COMPANY

                         STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                                                             For the Year Ended
                                                                March 31, 1999
                                                             ------------------

Additions (deductions):
  Net investment income:
    Dividends on common stock of TXU..............................   $  5,723
    Interest......................................................         46
                                                                     --------
           Net investment income..................................      5,769
                                                                     --------
  Appreciation (depreciation) of investments (Note 3).............      4,201
                                                                     --------
  Contributions and deposits (Note 4):
       Participating directors' compensation deferrals............    102,000
                                                                     --------

           Total contributions and deposits.......................    102,000
                                                                     --------
             Total additions......................................    111,970
                                                                     --------
Withdrawals, lapses and forfeitures:
       Reversions.................................................      6,516
                                                                     --------
         Total withdrawals, lapses and reversions.................      6,516
                                                                     --------
       Net additions..............................................    105,454

Plan Equity, Beginning of Year....................................       --
                                                                     --------
Plan Equity, End of Year..........................................   $105,454
                                                                     ========





                 See accompanying Notes to Financial Statements.

                                            4

DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES OF
TEXAS UTILITIES COMPANY

NOTES TO FINANCIAL STATEMENTS

1. Plan Description -- The Deferred Compensation Plan for Directors of
   ----------------
Subsidiaries of Texas Utilities Company (Plan) was approved and authorized by the Board of Directors of Texas Utilities Company, doing business as TXU
Corp (TXU or Company), on February 9, 1998, effective April 1, 1998. Members of the boards of directors and/or advisory boards of directors of participating subsidiaries of the Company who are not current or former officers or employees of the Company or any of its subsidiaries (Outside Directors) are eligible to participate in the Plan. The Plan allows Outside Directors of the Company to defer a percentage of their compensation, which is defined as the annual retainer, exclusive of any attendance fee or other compensation.
The maturity period, elected by the participants, is not fewer than 3 years and not more than 10 years. In the event a participant's service is terminated because of death or disability, all amounts in the participant's account shall mature upon such termination. If the participant terminates service prior to the end of a Plan Year, the deferred amount and the dividend equivalent credits will be recomputed as of the termination date. In the event a participant's termination results for reasons other than death or disability, all amounts credited to an account, except as provided in the event of a participant's termination prior to the end of a Plan Year, shall mature at the end of the applicable maturity period.

The number of participants at March 31, 1999 was 14.

2. Summary of Significant Accounting Policies:
   ------------------------------------------
Basis of Accounting -- The financial statements of the Plan are prepared
-------------------
under the accrual method of accounting.

Use of Estimates -- The preparation of financial statements requires the use
----------------
of significant estimates and assumptions by management. Actual results could differ from those estimates.

Expenses -- All costs and expenses of the Plan and its administration are paid
--------
by the Company.

Reversions -- In the event a participant's services are terminated prior to
----------
the end of the plan year, the unearned deferred amount and dividend equivalent credits will revert back to the Company.

New Accounting Pronouncements -- In June 1998, the Financial Accounting
-----------------------------
Standards Board issued Statement of Financial Accounting Standards Number 133 (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities." This statement, which is required to be adopted for annual periods beginning after June 15, 2000, establishes standards for recognition and measurement of derivative and hedging activities. The Plan has not yet determined the financial statement impact, if any, of SFAS 133.

3. Plan Investments -- The  cost,  market  value  and  appreciation
   ----------------
(depreciation) of investments at March 31, 1999 are as follows:

                      Number of     Historical     Market      Appreciation
                        Shares         Cost         Value     (Depreciation)
                      ---------     ----------     ------     --------------
Common stock of TXU
 -- March 31, 1999     2,476 (a)     $100,037      $103,974         $4,201

---------------------
(a)Represents 0.0009% of the outstanding shares of common stock of TXU
(282,332,819 at March 31, 1999).

The investment in the Company's common stock is stated at market value based upon the last reported sale price on recognized exchanges on the last business day of the Plan Year. The cost basis of plan investments is determined on an average cost basis. All costs and expenses of the Plan and its administration, except expenses incurred in the acquisition or disposition of investments, are paid by the Plan sponsor.

Net plan investments value at March 31, 1999 was $42.025 per performance unit. Total performance units at March 31, 1999 was 2,509.30.
                                            5

              DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES OF
                              TEXAS UTILITIES COMPANY

                          NOTES TO FINANCIAL STATEMENTS


4. Plan Contributions -- Contributions by participating Outside Directors for
   ------------------
the year ended March 31, 1999 were $102,000.

5. Distributions Payable -- During the year ended March 31, 1999, two
   ---------------------
participants retired from service as Outside Directors. The value of the participants' individual accounts were 154.72 and 103.15 performance units at March 31, 1999 and the dividend equivalent credits earned thereon will be determined at the end of their respective maturity period and distributed to the participants.

6. Federal Income Taxes  -- The Plan does not, and is not intended to, meet
   --------------------
the requirements of a tax-qualified plan under Section 401(a) of the Internal Revenue Code (Code). Therefore, the trust which the Company has established under the Plan in order to provide Plan benefits is not exempt from federal income taxes under Section 501 (a) of the Code.

Based on the  Code and the regulations thereunder as currently in effect:

(a) A participant's elective deferrals under the Plan, and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

(b) Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return, since elective deferrals are not includable in the participant's income.

(c) Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

7. Amendment or Termination -- The Company's Board of Directors may amend,
   ------------------------
terminate, or suspend the Plan at any time. An amendment or modification of the Plan may affect active participants as well as future participants, but no amendment or modification of the Plan for any reason may diminish any participant's account as of the effective date thereof. Upon termination of the Plan, the deferred amount and dividend equivalent credits will be recomputed as of the date of termination.
                                            6

INDEPENDENT AUDITORS' REPORT


Organization and Compensation Committee,
  Deferred Compensation Plan
  for the Directors of Subsidiaries of Texas Utilities Company:

We have audited the accompanying statement of financial condition of the Deferred Compensation Plan for the Directors of Subsidiaries of Texas Utilities Company (The "Plan") as of March 31, 1999 and the related statement of income and changes in plan equity for the year then ended. These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at March 31, 1999 and the related plan income and changes in plan equity for the year ended March 31, 1999, in conformity with generally accepted accounting principles.





DELOITTE & TOUCHE LLP

Dallas, Texas
June 15, 1999
                                            7

                                        SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                  DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES OF
                                   TEXAS UTILITIES COMPANY



                                        By       /s/ Peter B. Tinkham
                                                ---------------------------
                                                    Plan Administrator
                                               Organization and Compensation
                                                         Committee

June 29, 1999
                                            8